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Ohio National Financial Services

One Financial Way

Cincinnati, Ohio 45242

VIA EDGAR CORRESPONDENCE

April 26, 2016

Ms. Kimberly Browning

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re:	Ohio National Fund, Inc., File Nos. 811-3015 and 2-67464

Post-Effective Amendment No. 74

Dear Ms. Browning:

On February 23, 2016 Ohio National Fund, Inc. (the “Registrant”) filed a post-effective amendment to its registration statement (the “Post-Effective Amendment”) pursuant to Rule 485(a) under the Securities Act of 1933. On April 8, 2016 you provided comments to the Post-Effective Amendment. to me by telephone to which Registrant responded via EDGAR correspondence on April 22, 2016. On April 25, 2016 you provided additional comments to the Post-Effective Amendment to me by telephone.

For convenience, each of Registrant’s responses below is preceded by the applicable Staff comment. Capitalized terms used herein have the meanings given to them in the Post-Effective Amendment. Redlined changes are provided in certain portions of this letter to aid in your review. Further, all changes related to the Registrant’s responses to your comments and refining edits will be filed in Post-Effective Amendment Number 75 filed pursuant to Rule 485(b).

Comments

1. Reference to Legal Authority – Please clarify what is meant by “except as permitted by the SEC” in the Fund’s fundamental policy limiting investments in the securities of companies engaged in any one industry or group of industries to 25% of the market value of a portfolio’s assets.

Response: Registrant notes that SAI disclosures are required to be “clear, concise and understandable” and believes that the disclosure referenced in the Staff comment is consistent with this directive and industry practice. Registrant believes that the existing disclosure is sufficiently clear to communicate to shareholders that, to the extent SEC staff interpretations or other regulatory guidance would allow for investment greater than 25% in an industry or group of industries, such investment would be permitted by the policy.

April 25, 2016

pg. 2

2. Disclosure of Acquired Fund Fees and Expenses – Please confirm that Acquired Fund Fees and Expenses (“AFFE”) in excess of one basis point as per Instruction 3(f)(i) to Item 3 are appropriately reflected in the Fee Table disclosure in the Prospectus. Please also confirm that the Fee Table includes expenses relating to all principal and non-principal strategies.

Response: Registrant so confirms that the Fee Table for each Portfolio includes all costs associated with pursuing the respective Portfolio’s investment strategy, including a separate line item disclosure for AFFE, to the extent that it is applicable. Registrant notes that AFFE is reflected as a separate line item in the Fee Table to the extent such expense is greater than one-half of 0.01%. Registrant further notes that all costs are represented in the Fee Table, regardless of whether an expense is incurred in pursuing a principal investment strategy or a non-principal investment strategy.

3. Clarification on use of Debt Securities – Certain Portfolio’s Principal Investment Strategies disclosure references use of debt. Please indicate whether there is a policy that governs when a bond is downgraded. Additionally, please confirm that all required rating information (e.g., with respect to junk bonds) is disclosed.

Response: Registrant confirms that no established policy exists to govern how Portfolios respond to a downgraded bond. Although the Registrant does not have a policy that governs when it will sell a security, the portfolio managers consider a variety of factors in determining whether to do so. When a bond is downgraded, that is one of the factors used to determine whether to sell the security. Registrant also confirms that it has disclosed all applicable rating information that is required to be disclosed.

4. Clarification on Name Rule – Please revise the related disclosure for the S&P 500® Index Portfolio and Nasdaq-100® Index Portfolio to include disclosure regarding attempts to track the index as part of the principal strategy description. Additionally, please confirm that Index funds are investing more than 80% of their assets in investments to comply with the Preamble to Rule 35d-1.

Response: Registrant confirms compliance with Rule 35d-1 for the S&P 500® Index Portfolio and Nasdaq-100® Index Portfolio and acknowledges that, as noted in the Rule release, adherence to an 80% test does not provide a safe harbor for index funds. Following the guidance in the release that “[i]ndex funds, for example, generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index [emphasis added],” Registrant has revised the noted disclosure for the S&P 500® Index Portfolio and Nasdaq-100® Index Portfolio as follows:

S&P 500 – Under normal circumstances, the Portfolio invests more than 80% of its assets in the common stocks and other securities that are included in the S&P 500 Index. In seeking to track the Index, the adviser and sub-adviser attempt to allocate the Portfolio’s investments among stocks in approximately the same weightings as the Index. The Portfolio is rebalanced periodically to reflect changes in the Index.

Nasdaq-100 – Under normal circumstances, the Portfolio invests more than 80% of the Portfolio’s assets in the common stocks of companies composing the Nasdaq-100 Index. In seeking to track the

April 25, 2016

pg. 3

Index, the sub-adviser attempts to allocate the Portfolio’s investments among stocks in approximately the same weightings as the Index. The Portfolio is rebalanced periodically to reflect changes in the Index.

5. Securities lending used by portfolios – Please confirm which Portfolios will use securities lending as a principal investment strategy. To the extent a Portfolio uses securities lending and such strategy accounts for 1/3 of a Portfolio’s total assets, please note that the staff views any investment that is 10% or more as a principal investment strategy and requires disclosure in both Item 4 and Item 9 sections in the prospectus.

Response: Registrant confirms that securities lending is not a principal investment strategy for any Portfolio and that the disclosure regarding securities lending has been moved to the SAI. Registrant further confirms that if a portfolio adopts securities lending as a principal investment strategy by investing or intending to invest 10% or more of its assets, the prospectus will be revised to adopt the necessary strategy and risk disclosures.

6. Non-Fundamental Investment Restriction – In response to Comment 24 in Registrant’s correspondence dated April 22, 2016, you noted that Registrant has adopted the following Non-Fundamental Investment Policy for all Portfolios: “As a matter of non-fundamental policy: Each portfolio will not mortgage, pledge, hypothecate or in any manner transfer, as security for indebtedness, any assets of the portfolio except as may be necessary in connection with borrowings described in fundamental restriction (2) above. Margin deposits, security interests, liens and collateral arrangements with respect to transactions involving options, futures contracts, short sales and other permitted investments and techniques are not deemed to be a mortgage, pledge or hypothecation of assets for purposes of this limitation.” Please explain why margin deposits, security interests, liens and collateral arrangements with respect to transactions involving options, futures contracts, short sales and other permitted investments and techniques are not deemed to be a mortgage, pledge or hypothecation of assets for purposes of this limitation.

Response: The referenced language relates to arrangements that have been adopted by the Registrant so that the applicable transactions and investments are not treated as senior securities under the Investment Company Act, consistent with Investment Company Release No. IC-10666 and other SEC staff interpretations. The Registrant believes that the language makes it clear that, for purposes of the investment restriction, these arrangements would not constitute a mortgage, pledge or hypothecation of assets. Without this language, the restriction would seem to prohibit any of these arrangements.

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Registrant acknowledges that should the Commission or the Staff, acting pursuant to delegated authority, declare the filings effective or permit them to go effective on their own, the Commission is not foreclosed from taking any action with respect to the filings. Registrant also acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective or allowing them to go effective on their own, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings and that the registrant may not assert such action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

April 25, 2016

pg. 4

Please contact me at (513) 794-6779 should you have any questions.

Sincerely,
/s/ Emily Bae
Emily Bae
Senior Assistant Counsel